Exhibit 8.1

Significant Subsidiaries of Immutep Limited

The following corporations are wholly owned subsidiaries of Immutep Limited:

Immutep USA Inc., a Delaware corporation.

Immutep GmbH, a German corporation.

Immutep Australia Pty Ltd, an Australian corporation.

Immutep S.A.S., a French corporation.